FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Presentation Telefónica Digital - Our formula for success	3

Our formula for success Mr. Matthew Key

Disclaimer This presentation contains statements that constitute forward-looking statements about the Company, within the general meaning of the term and within the meaning of applicable securities laws, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations regarding our customer base, estimates regarding future growth in our different business lines and our global business, market share, financial results and other aspects of our activity and situation relating to the Company. The forward-looking statements in this document can be identified, cts”, “anticipates”, in some instances, and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Securities Market Regulator. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentations, including, without limitation, changes in Telefónica’s business or acquisition reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, be advised that this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Furthermore, Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telef?ica’s such financial information as part of its internal reporting ingly, and Telefónica planning believes that investors process may find and such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information. 2

How will we succeed?

✓ What are we about?



Have a clear vision
Set ambitious targets*
Telefónica Digital
Exploit our strengths
Create the correct operating model

- ✓ ~20% CAGR for 2011-2015
- ✓ c.€5 Bn revenue in 2015
- ✓ Material further benefits to the Operating Businesses (OBs)

- ✓ Leverage on Telefónica's strong assets
- ✓ Exploit our points of difference
- ✓ Take advantage of our geographical diversity

- ✓ Flexible operating model
- ✓ Embracing Digital Innovation ecosystem
- ✓ Win- win ecosystems
- ✓ Solve the talent equation
- ✓ Non telco modus operandi

* 2011 revenue base for calculation: € 2.4Bn. 2015 guidance assumes constant exchange rates as of 2011 (average FX as of 2011), excludes hyperinflation accounting in Venezuela and changes in the perimeter of consolidation. Revenues include Telefónica Digital Subsidiaries (Terra Networks, Media Networks, ATCO (Telefe), Telefónica Ingenieria de Seguridad, Telefónica Servicios Audiovisuales, Jajah, Tuenti, Telefónica Learning Services, On the Spot Services, Telefónica Investigacion y Desarrollo, Telefónica Global Applications, Telefónica Producciones, Telefónica de Contenidos), Telefónica Digital Joint Ventures (revenues recognized based on the proportional basis of the participacion in the JV, which currently are Rumbo (50%) and Mobile Financial Services (50%)) and Digital Services (revenues recognized in Telefónica Operating Businesses in Telefónica Europe and Telefónica Latinoamerica, comprises Contents (TV, Video OTT, CDN), eHealth, Security, M2M, Cloud, Financial Services, Advertising, Applications). Revenues from communications products not included (TU Me, TU Go,...)

Telefónica

Telefonica Digital was set Advertising Financial Cl oud Serv. Digital Services (Former Verticals) We believe Security we have the best assets opportunity alongside the whole valu M2M eHealth Digital Content Distribution Wholesale Retail pay TV pay TV operations Digital OBs* * Most relevant digital Operating Businesses Best in-house digital C orporate Access to external pr oduct development VC innovatio n capabilities 4 4

1 with a clear vision of what What are we about? Some boundaries ?A global unit of Telefónica ?We develop and sell products beyond connectivity: ??products to solve social needs??to be a catalyst for change in business value chains ?Build ecosystems around families of services ?Leverage Businesses as our main commercial channel ?We don’t want the next Facebook or Google ?We don’t want hardware space ?We don’t want financial investor in digital companies Operating 5

Telefónica's core strengths and assets are an important foundation for launching digital services

	LATAM	Europe
Direct relationship with a large customer base	206 M Accesses ~100 M Unique users in Terra Portal	103 M Accesses
Distribution network	30 K stores	11 K stores
Smartphone sales per quarter*	2 M smartphone sales	3 M smartphone sales
Great position in B2B market place		

* Figures as of march 2012, smartphone sales relate to Q112

6

Telefónica

We will exploit Telef?ica’s points of difference to build 3 our digital services value proposition Market Strength Product Service TEF revenue Global Corporate / differentiation Distribution Leading OBs Consumer provisioning target by Network Government beyond connectivity Network 2015 ( Bn)* capability M2M ??????0.5-0.8 FS LATAM ????Advertising ??????0.8-1.1 FS Europe ????eHealth ?????????0.3-0.6 Content ??????????1.2 - 1.5 Security ??????0.5- 0.7 Cloud ????* According to guidance criteria indicated in page 20 7

We will exploit Telef?ica’s points of difference to build 3 our digital services value proposition Market Strength Product Service Global Distribution Consumer Corporate / differentiation provisioning Network Network Government beyond connectivity capability 8

A global footprint is a major advantage M2M Global deals Advertising Operato r billing eHealth - Remote Patient Management in public sector Video services Cloud/Security services for Corp. Mobile Security Wayra – integrated TERRA - OTT innovation Banking the unbanked High OB engagement Key to accelerate the deployment of new services Testing the products in one leading country and spreading them selectively through TEF footprint Unique position in LATAM, combined with great expertise coming from European markets We are also leveraging our global reach and the OTT approach to launch global services [Graphic Appears Here] 9

We are in a unique position for making the market in 4 LATAM, accelerated by our know-how built in Europe Market established Replicate in Brazil – a nascent 1 Advertising 2 years ago mobile advertising market Exporting the product to L ATAM Help at Hand – 2 eHealth and e xtending the concept to developed f or Europe security Service provision Export modus operandi to LATAM 3 Security company in Corporate corporates [Graphic Appears Here] 10 BREAK/$$END

4 The digital economy can transform society in LATAM - we are uniquely positioned Financial Services Health 2 Beds/ 1000 inhabitants, vs. 7 in Europe** c.65% of the population in LATAM don’t have a bank account* c.13-14 professionals per 10.000 people**. WHO considers 25 as a minimum * IMF; ** PAHO – Pan American Health Organization; ***United Nations, Index of Human Development Security Between 40 to 55 % of people feel insecure, vs. c.20% in the US*** 11

5 We have defined a flexible operating model - capturing innovation at multiple levels Develop our own platforms in the areas in which our core capabilities are differential Develop TDigital model to capture innovation Find opportunities alongside the Partner with category leaders to provide innovation chain that can E2E solutions for our customers – go complement our current capabilities beyond reselling (from product to service) Buy / Invest Partner 12

5 Our diverse footprint brings new thinking & differential capabilities to our product development USA BRAZIL SPAIN UK ISRAEL Silicon Valley Sao Paulo London Tel-Aviv ?A widespread team – presence in 5 of the most innovative hubs in the world ?High qualified development team – 10% PhDs, prestigious fellowships (3 Marie Curie & 2 Torres Quevedo) ?122 patents filed in 2011-2012 YTD 13

6 We understand and embrace the Digital Innovation Ecosystem Campus Party Ideas and Start-up ?A s ocial network with more th an 180K developers ?A p owerful source of innovation 14

6 We understand and embrace the Digital Innovation Ecosystem Wayra Ideas and Seed Start-up Capital ?140 businesses in 11 countries* – supporting entrepreneurs to develop innovative businesses ?Investing in businesses to help our core: Automated complaint resolution – TEspaña piloting the service C ollaborative social networ k for SME * Figures as of June 2012 15

6 We understand and embrace the Digital Innovation Ecosystem Ideas and Seed Venture and Start-up Capital Growth Capital Corporate VC Amerigo ???Tech Investment Network of independently managed VC Funds set up jointly with public authorities 16

Building win-win ecosystems is vital in the digital space Users Telcos Develop er s Chips Operator billing manuf. Advertising A new commerce Digital Improving experience players effectiveness OEM to Open add value Web OS Developers Firefox OS The Web in the mobile Developers OEM Mobile OS 17

7 People - building capability by complementing existing internal skills with new external hires VI DEO 18

We are developing a distinct, entrepreneurial 8 culture - evolving the telco operating model Tu me in Spanish – one week afte r first Embracing Process lig ht release ambiguity Horizontal decision Risking to fail making Perfection is Innovation Value creators enemy of agility is king Largest element of Beta products Look for bonus is product differentiation related Argentina’s wallet product evolution The Tension – build power with Talent mixture Able to flexibility External and internal change fast talent 4 monthly targets 19

We aim to generate 5 Bn of revenue by 2015 utilising portfolio management We will grow ~ 20% CAGR in 2011-2015 generating ~ 5 Bn revenue in 2015* (constant 2011 FX) Fin.Services & 0.8-1.1Bn Advertising ~ 20% Content 1.2-1.5Bn distribution Security & Cloud 0.5-0.7Bn 2.4 Bn EHealth 0.3-0.6Bn M2M 0.5-0.8Bn Subsidiaries 1.1-1.3Bn TDigital ~ 5 Bn * 2011 revenue base for calculation: 2.4Bn. 2015 guidance assumes constant exchange rates as of 2011 (average FX as of 2011), excludes hyperinflation accounting in Venezuela and changes in the perimeter of consolidation. Revenues include Telefónica Digital Subsidiaries (Terra Networks, Media Networks, ATCO (Telefe), Telefónica Ingenieria de Seguridad, Telefónica Servicios Audiovisuales, Jajah, Tuenti, Telefónica Learning Services, On the Spot Services, Telefónica Investigacion y Desarrollo, Telefónica Global Applications, Telefónica Producciones, Telefónica de Contenidos), Telefónica Digital Joint 20 Ventures (revenues recognized based on the proportional basis of the participacion in the JV, which currently are Rumbo (50%) and Mobile Financial Services (50%)) and Digital Services (revenues recognized in Telefónica Operating Businesses in Telefónica Europe and Telefónica Latinoamerica, comprises Contents (TV, Video OTT, CDN), eHealth, Security, M2M, Cloud, Financial Services, Advertising, Applications). Revenues from communications products not included (TU Me, TU Go,)

while strengthening Firefox d evice Customer base value Customer value Customer value Comms innovation Firefox device Firefox device Churn Market share Customer value Product penetration Differential digital products Telefónica as a more digital company Exploit the future 21

It’s early days, but momentum external recognition of progress has started “it will put more focus and more expectation on a group of businesses that have not September been performing as well as they could have been” “ I’d be content to name February Telefónica as one of the most forward thinking At Telefónica, a team is operators on the planet” constantly thinking out of the March box. they announced their Mozilla alliance that focuses on Mobile phone operator Telefónica is the HTML5 draft launching its own messaging and calling application. Apr il We should applaud it for not burying its head in the sand “ Telefónica is mo ving from being a former monopoly in a r ather boring market to becoming May a p layer of a really exciting one, in which the Internet, contents and mobile are converging” Antonio Davila, professor of Entrepreneurship at IESE Business School 22

Conclusions ??We are creating something that exploits core telco strengths in new areas through a new operating model ??It’s a journey that started 2 years ago and ????We have been set up to succeed creating interdependence with other operating units ??Our global footprint is a key strength in the digital world and gives us a unique position to make the market in LATAM ??Our flexible operating model is already delivering – creating win-win relationships with established digital players ??We have already established positions of power in some key markets ??We are showing you ~70% of our products today, the rest will be unveiled when they are more mature (or when we have discovered them!) ??Our growth is rapidly becoming material to Telefónica – our broader impact will continue to increase over the coming years 23

Conclusions

We are creating something that exploits core telco strengths in new areas through a new operating model

It’s a journey that started 2 years ago

We have been set up to succeed creating interdependence with other operating units Our global footprint is a key strength in the digital world and gives us a unique position to make the market in LATAM

Our flexible operating model is already delivering – creating win-win relationships with established digital players We have already established positions of power in some key markets We are showing you ~70% of our products today, the rest will be unveiled when they are more mature (or when we have discovered them!) Our growth is rapidly becoming material to Telefónica – our broader impact will continue to increase over the coming years

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 5th, 2012	By:	/s/ Ramiro Sánchez de Lerín García -Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors